General California Municipal Money Market Fund
Statement of Investments
February 28, 2005 (Unaudited)

Tax Exempt Investments--100.2%	Principal Amount ($)	Value ($)
ABAG Finance Authority for Non-Profit		
Corporations, Revenue, VRDN		
(Point Loma Nazarene University)		
1.95% (LOC; Allied Irish Bank)	1,500,000 a	1,500,000
Alameda County Industrial Development		
Authority, Industrial Revenue, VRDN:		
(Lumber Inc. Project)		
1.96% (LOC; Comerica Bank)	1,500,000 a	1,500,000
(Plastikon Industries Inc. Project)		
2.10% (LOC; California State		
Teachers Retirement)	3,480,000 a	3,480,000
(Spectrum Label Corp.)		
2.10% (LOC; Bank of the West)	3,570,000 a	3,570,000
California Community College Financing Authority		
GO Notes, TRAN 3%, 6/30/2005 (Insured; FSA)	11,290,000	11,323,867
California Educational Facilities Authority		
College & University Revenue, Refunding		
VRDN (Art Center Design College)		
1.95% (LOC; Allied Irish Bank)	4,150,000 a	4,150,000
California Infrastructure and Economic		
Development Bank, VRDN:		
IDR:		
(Chaparral Property Project)		
1.93% (LOC; Comerica Bank)	1,765,000 a	1,765,000
(International Raisins Inc. Project)		
1.98% (LOC; M&T Bank)	3,750,000 a	3,750,000
(Lance Camper Manufacturing Corp.)		
1.91% (LOC; Comerica Bank)	6,000,000 a	6,000,000
(Studio Moulding Project)		
1.93% (LOC; Comerica Bank)	490,000 a	490,000
(Vandalay Holdings LLC)		
1.93% (LOC; Comerica Bank)	2,107,050 a	2,107,050
Industrial Revenue		
(Nature Kist Snacks Project)		
1.93% (LOC; Wells Fargo Bank)	1,500,000 a	1,500,000
California Pollution Control Financing Authority, VRDN:		
PCR:		
Refunding (Pacific Gas & Electric Corp.):		
1.77% (LOC; Bank One)	15,700,000 a	15,700,000
1.77% (LOC; JPMorgan Chase Bank)	19,000,000 a	19,000,000
(Southdown Inc.)		
2% (LOC; Wachovia Bank)	8,000,000 a	8,000,000
SWDR:		
(Athens Services Project)		
1.89% (LOC; Wells Fargo Bank)	4,100,000 a	4,100,000
(Burrtec Waste Industries Inc.)		
1.89% (LOC; U.S. Bank NA)	5,685,000 a	5,685,000
(California Waste Solutions)		
1.89% (LOC; California State		
Teachers Retirement)	3,570,000 a	3,570,000

(Chicago Grade Landfill)		
1.94% (LOC; Comerica Bank)	1,495,000 a	1,495,000
(CR&R Inc. Project)		
1.92% (LOC; Bank of the West)	3,895,000 a	3,895,000
(Greenwaste Recovery Project)		
1.94% (LOC; Comerica Bank)	1,870,000 a	1,870,000
(Metropolitan Recycling Corp. Project):		
1.94%, Series A (LOC; Comerica Bank)	3,335,000 a	3,335,000
1.94%, Series B (LOC; Comerica Bank)	2,065,000 a	2,065,000
(Mottra Corp. Project)		
1.89% (LOC; Wells Fargo Bank)	2,020,000 a	2,020,000
(Norcal Waste System Inc. Project):		
1.89% (LOC; Bank of America)	15,120,000 a	15,120,000
1.94% (LOC; Comerica Bank)	8,155,000 a	8,155,000
(Ratto Group Co. Inc. Project)		
1.89% (LOC; California State Teachers Retirement)	4,100,000 a	4,100,000
(Sierra Pacific Industrial Inc. Project)		
1.93% (LOC; Wells Fargo Bank)	7,675,000 a	7,675,000
(Specialty Solid Waste Project)		
1.94% (LOC; Comerica Bank)	2,960,000 a	2,960,000
California School Cash Reserve Program Authority, Revenue		
3%, 7/6/2005 (Insured; AMBAC)	3,500,000	3,513,055
California Statewide Communities Development Authority:		
Revenue (Kaiser Permanente)		
1.08%, 4/1/2005	10,000,000	9,998,903
VRDN:		
IDR (American Modular System Project)		
2.02% (LOC; Bank of the West)	600,000 a	600,000
MFHR (Grande Garden Apartments)		
1.90% (Insured; FNMA and Liquidity Facility; FNMA)	2,505,000 a	2,505,000
Revenue:		
(Kaiser Permanente) 1.86%	4,300,000 a	4,300,000
Refunding (University Retirement Community at Davis) 1.77% (Insured; Radian Bank and Liquidity Facility; Bank of America)	12,780,000 a	12,780,000
California Statewide Communities Development Corporation, IDR, VRDN:		
(American River)		
1.98% (LOC; California State Teachers Retirement)	1,535,000 a	1,535,000
(Evapco Inc. Project)		
1.98% (LOC; California State Teachers Retirement)	175,000 a	175,000
(Flambeau Airmold Corp.)		
1.93% (LOC; ABN-AMRO)	1,800,000 a	1,800,000
(Florestone Products Co.)		
1.98% (LOC; California State Teachers Retirement)	670,000 a	670,000
(Lesaint)		
1.93% (LOC; PNC Bank)	1,560,000 a	1,560,000
(Setton Properties)		
1.93% (LOC; Wells Fargo Bank)	100,000 a	100,000

(South Bay Circuits)		
1.98% (LOC; California State		
Teachers Retirement)	900,000 a	900,000
Dry Creek Joint Elementary School District		
GO Notes, TRAN 3%, 9/28/2005	2,680,000	2,696,691
East Bay-Delta Housing and Finance Authority		
Revenue, Lease Purchase Program		
4.25%, 6/1/2005 (Insured; MBIA)	6,075,000	6,110,061
FHLMC Multifamily VRDN Certificates		
Revenue, VRDN 1.96%		
(Liquidity Facility; FHLMC and LOC; FHLMC)	18,371,997 a	18,371,997
Huntington Park Public Financing Authority, LR		
VRDN (Parking Project) 1.93% (LOC; Union		
Bank of California)	3,805,000 a	3,805,000
County of Los Angeles, GO Notes, TRAN		
3%, 6/30/2005	11,000,000	11,033,457
Los Angeles Community Redevelopment Agency, MFHR		
VRDN (Views at 270) 1.90% (LOC; Citibank)	1,000,000 a	1,000,000
Los Angeles Industrial Development Authority		
Empowerment Zone Facility Revenue, VRDN		
(AAA Packing & Shipping Project) 1.91%		
(LOC; California State Teachers Retirement)	3,000,000 a	3,000,000
Marysville Joint Unified School District		
GO Notes, TRAN 3%, 10/5/2005	3,850,000	3,870,685
Montebello, GO Notes, TRAN		
3%, 6/30/2005	4,500,000	4,518,908
Oakland Joint Powers Financing Authority, LR		
Refunding (Oakland Convention Centers)		
5%, 10/1/2005 (Insured; AMBAC)	1,000,000	1,017,102
Regents of the University of California, Education Revenue, CP:		
2.05%, 5/25/2005	5,000,000	5,000,000
2.02%, 7/21/2005	3,000,000	3,000,000
Riverside County Industrial Development		
Authority, IDR, VRDN		
(California Mold Inc. Project)		
2.10% (LOC; Bank of the West)	2,910,000 a	2,910,000
Rocklin Unified School District		
GO Notes, TRAN 3%, 9/28/2005	2,255,000	2,269,044
Roseville Joint Union High School District		
GO Notes, TRAN 3%, 9/28/2005	4,290,000	4,316,718
San Diego Area Housing and Finance Agency		
LR, VRDN 1.90%		
(Liquidity Facility; Societe Generale)	13,000,000 a	13,000,000
San Diego Housing Authority, MFHR, VRDN		
(Logan Square Apartments)		
1.97% (Liquidity Facility; Merrill Lynch)	8,240,000 a	8,240,000
City of San Jose, Airport Revenue, Refunding		
4.25%, 3/1/2005 (Insured; FSA)	1,650,000	1,650,000
San Juan Unified School District		
GO Notes, TRAN 3%, 11/18/2005	9,000,000	9,058,808
Selma Public Financing Authority, LR, Refunding		
VRDN (Street Improvement and		
Redevelopment Project)		
1.90% (LOC; Allied Irish Bank)	6,650,000 a	6,650,000
South Coast Local Education Agencies		
GO Notes, TRAN 3%, 6/30/2005	5,000,000	5,021,243
Sweetwater Union High School District, Public Financing		

Authority, Special Tax Revenue			
3%, 9/1/2005 (Insured; FSA)		1,595,000	1,601,348
Tracy Operating Partnership Joint Powers Authority, Special			
Assessment Revenue, Refunding 2%			
9/2/2005 (Insured; AMBAC)		440,000	439,776
City of Whittier, College and University Revenue			
Refunding, VRDN (Whittier College) 1.97%			
(Insured; Radian Bank and Liquidity Facility;			
The Bank of New York)		6,950,000 a	6,950,000

Total Investments (cost $315,838,041)		**100.2%**	**315,848,712**
Liabilities, Less Cash and Receivables		**(.2%)**	**(557,620)**
Net Assets		**100.0%**	**315,291,092**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LR**	Lease Revenue
CP	Commercial Paper	**MBIA**	Municipal Bond Investors Assurance
FHLMC	Federal Home Loan Mortgage Corporation		Insurance Corporation
FNMA	Federal National Mortgage Association	**MFHR**	Multi Family Housing Revenue
FSA	Financial Security Assurance	**PCR**	Pollution Control Revenue
GO	General Obligation	**SWDR**	Solid Waste Disposal Revenue
IDR	Industrial Development Revenue	**TRAN**	Tax and Revenue Anticipation Notes
LOC	Letter of Credit	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) *
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A	95.3
AAA, AA, A b		Aaa, Aaa, A b		AAA, AA, A b	4.6
Not Rated c		Not Rated c		Not Rated c	0.1
					100.0

* Based on total investments.

a Securities payable on demand. Variable interest rate-subject to periodic change.

b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the
  Manager to be of comparable quality to those rated securities in which the Fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.